# SEC Schedule 13D/A (Amendment No. 13) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Fidelity Multi-Strategy Credit Fund, CIK 0001949594
CUSIP: 31625F304
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 245 SUMMER STREET, BOSTON, Massachusetts (MA), 02110
Date of event which requires filing of this statement: 07/07/2025
Amends the filing with accession number 0000315066-23-002277
Filed by CIK 0000315066
Persons authorized to receive notices and communications: Stephanie J. Brown, One Spartan Way, Merrimack, New Hampshire (NH), 03054, 603-791-1558

## Reporting persons
- FMR LLC (CIK 0000315066): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 2,876,645.28; shared voting power 0; sole dispositive power 2,876,645.28; shared dispositive power 0; aggregate amount beneficially owned 2,876,645.28 (60.6% of the class)
- Abigail P. Johnson: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 2,876,645.28; shared dispositive power 0; aggregate amount beneficially owned 2,876,645.28 (60.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares
Name of issuer: Fidelity Multi-Strategy Credit Fund
Address of issuer's principal executive offices: 245 SUMMER STREET, BOSTON, Massachusetts (MA), 02110
Comment:
This statement constitutes Amendment No. 13 ("Amendment No. 13") to the
Schedule 13D originally filed with the Securities and Exchange Commission on May 26, 2023 (the "Original Schedule 13D"), which Original Schedule 13D was amended by Amendment No. 1 on July 13, 2023,
and was amended by Amendment No. 2 on February 27, 2024,
and was amended by Amendment No. 3 on June 24, 2024,
and was amended by Amendment No. 4 on August 29, 2024,
and was amended by Amendment No. 5 on October 9, 2024,
and was amended by Amendment No. 6 on November 14, 2024,
and was amended by Amendment No. 7 on December 12, 2024,
and was amended by Amendment No. 8 on February 10, 2025,
and was amended by Amendment No. 9 on February 28, 2025,
and was amended by Amendment No. 10 on March 3, 2025,
and was amended by Amendment No. 11 on May 2, 2025,
and was amended by Amendment No. 12 on June 12, 2025,
and relates to Common Shares of Beneficial Interest (the "Common Shares"),
of Fidelity Multi-Strategy Credit Fund, a Delaware statutory trust
(the "Issuer"), which has its principal executive offices at 245 Summer
Street, Boston, MA, 02210.

Except as specifically amended by this Amendment No. 13, the
Schedule 13D is unchanged.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Since its most recent Schedule 13D filing, the FMR Reporters acquired 15,160.769 Common Shares pursuant to the DRP.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained on the cover page of this Schedule 13D is incorporated herein by reference. As of July 7, 2025, FMR Reporters directly own 2,876,645.283 issued and outstanding Common Shares representing 60.590% of the total amount of Common Shares and have the sole power to vote and dispose of such shares.*

*FMR Reporters hold Class I, Class A, Class L, and Class C Common Shares, which for reporting purposes under Section 13 of the Securities Exchange Act of 1934, as amended, constitute one class. Therefore, for purposes of reporting a single CUSIP as required by the Form, the CUSIP of the class of common shares that represent the largest holding has been provided.
Number of shares as to which each person has sole or shared power to vote or dispose: Please see 5(a) above.
Transactions in the class effected during the past sixty days:
During the past 60 days, the FMR Reporters acquired additional Common Shares pursuant to the DRP as follows:
Date Class Number of Shares Price Per
5/30/2025 Class A 60.746 $10.170
5/30/2025 Class C 52.801 $10.170
5/30/2025 Class I 15,653.149 $10.170
5/30/2025 Class L 58.101 $10.170
7/1/2025 Class A 58.059 $10.290
7/1/2025 Class C 50.182 $10.290
7/1/2025 Class I 14,997.070 $10.290
7/1/2025 Class L 55.458 $10.290
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the FMR Reporters, no person other than the FMR Reporters has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the FMR Reporters identified in this Item 5.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Number Description
Exhibit 99 13d-1(k)(1) AGREEMENT

## Signatures
- FMR LLC: /s/ Stephanie J. Brown, Duly authorized under Power of Attorney effective as of January 3, 2023, by and on behalf of FMR LLC and its direct and indirect subsidiaries* (07/09/2025)
- Abigail P. Johnson: /s/ Stephanie J. Brown, Duly authorized under Power of Attorney effective as of January 26, 2023, by and on behalf of Abigail P. Johnson** (07/09/2025)
Comment: * This power of attorney is incorporated herein by reference to Exhibit 24 to the Schedule 13Gfiled by FMR LLC on January 10, 2023, accession number: 0000315066-23-000003. **This power of attorney is incorporated herein by reference to Exhibit 24 to the Schedule 13G filed by FMR LLC on January 31, 2023, accession number: 0000315066-23-000038.